received from FCA was used to repay a portion of the FCA Note, following which the principal amount outstanding on the FCA Note is €2.5 billion. We expect to refinance the outstanding amount of the FCA Note through third party debt, either before or after the completion of the Separation, depending on market conditions and other factors.

Immediately following the offering, it is expected that FCA will own approximately 81 percent of our common shares (80 percent if the underwriters' option to purchase additional shares is exercised in full), Piero Ferrari will own 10 percent of our common shares (whether or not the underwriters' option to purchase additional shares is exercised) and public shareholders will own nine percent of our common shares (10 percent if the underwriters' option to purchase additional shares is exercised in full).

Following completion of the offering, FCA intends to transfer its remaining approximately 80 percent interest in Ferrari to FCA shareholders by way of demergers under Dutch law.

The Separation is currently expected to be completed in early 2016. However, completion of the Separation is subject to various conditions, risks and uncertainties and we cannot assure you that it will be completed in the manner described in this prospectus or at all.

Upon completion of the Separation, Ferrari N.V. would be the holding company of the Ferrari group through its 100 percent shareholding in Ferrari S.p.A. and FCA would no longer have an ownership interest in Ferrari N.V. Pursuant to the Separation, each holder of FCA common shares will receive one common share in FE New (our successor company, which will be renamed "Ferrari N.V." following the completion of the Separation) for every ten common shares held in FCA immediately prior to completion of the Separation, and each FCA shareholder participating in FCA's loyalty voting program will receive one special voting share in FE New for every ten special voting shares in FCA held prior to completion of the Separation. At the request of a holder of FCA shares registered in FCA's loyalty register made within one month of the Separation, the three-year holding period required to qualify for Ferrari special voting shares will be deemed to have commenced at the time such holder's shares were placed in the FCA loyalty register. See "Ferrari Shares, Articles of Association and Terms and Conditions of the Special Voting Shares." We expect that FCA and Piero Ferrari will participate in our loyalty voting program. Therefore, following the offering, we expect FCA will hold approximately 84.2 percent of the voting power in us and Piero Ferrari will hold approximately 10.5 percent of such voting power. See "Principal Shareholders and Related Party Transactions." Following the Separation, the common shares of Ferrari N.V. are expected to be held as follows:

- Exor S.p.A. ("Exor") (FCA's largest shareholder): approximately 24 percent (24 percent if the underwriters' option to purchase additional common shares in this offering is exercised in full);

- Piero Ferrari: 10 percent (whether or not the underwriters' option is exercised); and

- Public shareholders: approximately 66 percent (66 percent if the underwriters' option is exercised).

However, voting power in Ferrari will also depend on the number of special voting shares outstanding after the Separation. We expect that Piero Ferrari and any FCA shareholders participating in FCA's loyalty voting program at the time of completion of the Separation, including Exor, will receive special voting shares in connection with the Separation. If participation in the FCA loyalty voting program and our loyalty voting program remain unchanged through completion of the Separation, we expect that, after the Separation, Exor would hold approximately 33.4 percent of the voting power in us, Piero Ferrari would hold approximately 15.3 percent of the voting power in us and public shareholders would hold approximately 51.3 percent of the voting power in us. See "The Ferrari Shares, Articles of Association and Terms and Conditions of the Special Voting Shares."

We believe that the Separation will enable us to pursue our business strategies with greater operational and financial independence while preserving the unique character of our business and organization. Although, as a separate public company we will lose the operational and financial support inherent in being part of a larger organization, we believe that as a standalone company with an iconic brand name, we will be better positioned to

- Pursuant to a second Dutch law demerger (*afsplitsing*) (the "Second Demerger"), FE Interim will transfer all of its common shares and special voting shares in us to FE New N.V., a newly-formed Dutch public limited company (*naamloze vennootschap*) ("FE New") wholly owned by Stichting FCA with FE New issuing common shares to the holders of FE Interim's common shares and special voting shares to the holders of FE Interim's special voting shares. Pursuant to the Second Demerger, each holder of FE Interim's common shares will receive one common share in FE New for every ten common shares in FE Interim held immediately prior to the Second Demerger, and each holder of FE Interim special voting shares will receive one special voting share in FE New for every ten special voting shares in FE Interim held immediately prior to the Second Demerger; and

- In connection with the Second Demerger, all of the shares in FE New held by Stichting FCA will be repurchased by FE New for no consideration.

Immediately following the completion of the Second Demerger, (i) all common shares and special voting shares of FE Interim, except the shares held by Stichting FCA, will be cancelled in exchange for distribution of the nominal value of such shares to the shareholders and FE Interim will thereafter be liquidated; and (ii) the holders of FCA's mandatory convertible securities will receive common shares in FE New pursuant to the terms of those securities. In December 2014, FCA issued mandatory convertible securities that will convert automatically into FCA common shares in December 2016 (the "MCS"). Under the terms of the MCS, if FCA were to conduct a spin-off distribution to holders of its common shares consisting of equity interests in a subsidiary that upon issuance will be listed on a U.S. national securities exchange, then holders of the MCS will automatically receive a pro rata distribution of such equity interests. The Separation of Ferrari meets the definition of a spin-off under the terms of the MCS, and therefore, holders of the MCS will receive equity interests in FE New in the Separation. The number of FE New common shares to be received by a holder of the MCS will be determined based on the number of FCA common shares which the MCS holders would be entitled to receive at the final mandatory conversion of the MCS. The determination of the number of FE New shares that will be distributed to holders of MCS will not affect the interests of investors who purchase our common shares in this offering.

We would thereafter be merged (the "Merger") with and into FE New. At that time FE New would be renamed Ferrari N.V. Pursuant to the Merger:

- Each holder (other than FE New) of our common shares (i.e. our public shareholders and Piero Ferrari) would receive one common share of the surviving company (i.e. FE New) for each common share in us they hold immediately prior to the Merger;

- Each holder (other than FE New) of special voting shares in us would receive one special voting share in the surviving company (i.e. in FE New) for each special voting share held immediately prior to the Merger; and

- The common shares and special voting shares in us held by FE New will be cancelled.

As a result of the Separation we expect that Piero Ferrari and any holders of special voting shares in FCA immediately prior to completion of the Separation, including Exor, will receive special voting shares in the surviving company, i.e. FE New. Prior to this offering, FCA and Piero Ferrari have approved each of the transactions making up this offering and part of the Separation. As a result you will not be asked to vote on any of these transactions or the Separation by virtue of your shareholding in us.

The First Demerger will require the resolution of an FCA shareholders meeting, which must be adopted with the affirmative vote of two thirds of the votes cast if less than half of the issued share capital is present or represented at the meeting, or by a majority of the votes cast if at least half of the issued share capital is present or represented at the meeting.

**THE FERRARI SHARES, ARTICLES OF ASSOCIATION AND
TERMS AND CONDITIONS OF THE SPECIAL VOTING SHARES**

Ferrari was incorporated as a public limited liability company (*naamloze vennootschap*) under the laws of the Netherlands on May 24, 2013 under the name New Business Netherlands N.V. and, upon completion of the offering, will be renamed Ferrari N.V. Its corporate seat (*statutaire zetel*) is in Amsterdam, the Netherlands, and its registered office and principal place of business is located at Via Abetone Inferiore n. 4, I-41053 Maranello (MO), Italy. Its telephone number is +39-0536-949111.

Since incorporation Ferrari has had, and it intends to continue to have, its place of effective management in Italy. It will therefore be a tax resident of Italy under both Italian tax law and Article 4 of the Convention between the Kingdom of the Netherlands and the Republic of Italy for the avoidance of a double taxation with respect to taxes on income and on capital of 1980.

Following is a summary of material information relating to the Ferrari common shares, including summaries of certain provisions of the Ferrari Articles of Association, the terms and conditions in respect of the special voting shares and the applicable Dutch law provisions in effect at the date of this prospectus. The summaries of the Ferrari Articles of Association and the Terms and Conditions of Special Voting Shares as set forth in this prospectus are qualified in their entirety by reference to the full text of the Ferrari Articles of Association, and the Ferrari's Terms and Conditions of Special Voting Shares and are reflected as they will be amended with effect from the completion of this offering. The Articles of Association and the terms and conditions of the special voting shares of Ferrari following the Separation will be identical in all material respects to those applicable prior to the Separation.

Share Capital

The authorized share capital of Ferrari is   Euro (€   , divided into   (   ) Ferrari common shares, nominal value of one Euro cent (€0.01) per share and an equal number of special voting shares, nominal value of one Euro cent (€0.01) per share. The authorized share capital of Ferrari following the Separation will be seven million five hundred thousand Euro (€7,500,000), divided into three hundred seventy-five million (375,000,000) Ferrari common shares, nominal value of one Euro cent (€0.01) per share and an equal number of special voting shares, nominal value of one Euro cent (€0.01) per share.

The delegation of authority to the Ferrari Board of Directors to authorize the issuance of common shares without pre-emptive rights enables Ferrari to offer and sell newly issued common shares to investors free of pre-emptive rights. Under Dutch law, such authorization may not exceed a period of five years, but may be renewed by a resolution of the general meeting of shareholders for subsequent five-year periods at any time.

Ferrari common shares are registered shares represented by an entry in the share register of Ferrari. The Ferrari Board of Directors may determine that, for the purpose of trading and transfer of shares on a foreign stock exchange, such share certificates shall be issued in such form as shall comply with the requirements of such foreign stock exchange. A register of shareholders is maintained by Ferrari in the Netherlands and a branch register is maintained in the United States on Ferrari's behalf by the Transfer Agent, which serves as branch registrar and transfer agent.

Beneficial interests in Ferrari common shares that are traded on the NYSE are held through the book-entry system provided by The Depository Trust Company ("DTC") and are registered in Ferrari's register of shareholders in the name of Cede & Co., as DTC's nominee.

Directors

Set forth below is a summary description of the material provisions of the Ferrari Articles of Association (the "Ferrari Articles of Association"), relating to our directors. The summary does not restate the Articles of Association in their entirety.

Ferrari's directors serve on the Ferrari Board of Directors for a term of approximately one year, such term ending on the day that the first annual general meeting of the shareholders is held in the following calendar year. Ferrari's shareholders appoint the directors of the Ferrari Board of Directors at a general meeting. Each

Certain Reporting Obligations for Italian Resident Holders

Under Law Decree No. 167 of June 28, 1990, individuals, non-business entities and non-business partnerships that are resident in Italy for tax purposes and, during the fiscal year, hold financial assets abroad (including possibly the common shares and the special voting shares in Ferrari) must, in certain circumstances, disclose these financial assets to the Italian tax authorities in section RW of their income tax return (or if the income tax return is not due, in a proper form that must be filed within the same term as prescribed for the annual income tax return), regardless of the value of such assets. The requirement applies also if the persons above, being not the direct holder of the financial assets, are the actual economic owners thereof for the purposes of anti-money laundering legislation.

No disclosure requirements exist for financial assets (including the common shares and the special voting shares in Ferrari) under management or administration entrusted to Italian resident intermediaries (Italian banks, broker-dealers (SIM), fiduciary companies or other professional intermediaries as indicated under Article 1 of Decree No. 167 of June 28, 1990) and for contracts concluded through their intervention, provided that the cash flows and the income derived from such assets and contracts have been subjected to Italian withholding tax or substitute tax by such intermediaries.

Tax Consequences of the Separation

The following discussion describes the material tax consequences of the Separation, which is intended to be carried out as described above under "The Restructuring and Separation Transactions".

Tax Consequences of the Demergers

Because the Ferrari common shares sold in this offering are not expected to be exchanged, distributed, modified or otherwise directly affected in the First Demerger or Second Demerger, the First Demerger and Second Demerger should not be a taxable event with respect to holders of Ferrari shares.

Tax Consequences of the Merger

The Merger is intended to qualify as a tax-free (neutral) transaction under Article 172 CITA. In particular, holders of our Ferrari shares and special voting shares will not recognize any gain or loss upon, or because of, the Merger. In particular, holders of Ferrari shares will recognize no gain or loss upon the receipt of shares of FE New in exchange for their Ferrari shares. Holders of Ferrari shares (excluding FE New) will have an exchange basis in the FE New (Ferrari N.V.) shares that they receive upon the Merger (i.e., the same tax basis as they had in their Ferrari shares before the Merger).

Tax Consequences of holding FE New shares

It is expected that the Italian income tax consequences of holding and disposing FE New common shares or special voting shares generally would be the same as the Italian income tax consequences of holding and disposing Ferrari common shares or special voting shares described above.

Material United States Federal Income Tax Consequences

This section describes the material U.S. federal income tax consequences of owning Ferrari common shares and special voting shares. It applies solely to persons that hold common shares or special voting shares of Ferrari as capital assets. This section does not apply to holders subject to special rules, including:

- a dealer in securities or foreign currencies,

- a regulated investment company,

- a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

- a controlled foreign corporation for U.S. federal income tax purposes,

- a foreign person 50 percent or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period, or

- a foreign partnership, if at any time during its tax year:

  - one or more of its partners are "U.S. persons," as defined in Treasury Regulations, which in the aggregate hold more than 50 percent of the income or capital interest in the partnership, or

  - such foreign partnership is engaged in the conduct of a U.S. trade or business, unless the broker does not have actual knowledge or reason to know that the person is a U.S. person and the documentation requirements described above are met or the person otherwise establishes an exemption.

Tax Consequences of the Separation

The following discussion describes the material tax consequences of the Separation, which is intended to be carried out as described above under "The Restructuring and Separation Transactions". No statutory, judicial or administrative authority directly discusses how a transaction such as the Separation (including the First Demerger, the Second Demerger and the Merger) should be treated for U.S. federal income tax purposes. In particular, the application of U.S. federal income tax laws to such transactions governed by non-U.S. corporate law is unclear. Accordingly, there can be no assurance that the tax consequences of the Separation will be as described below, or that the holders of common shares of FE New will not recognize gain for U.S. federal income tax purposes in connection with the First Demerger, the Second Demerger, the Merger.

Tax Consequences of the Demergers

Because the Ferrari common shares sold in this offering are not expected to be exchanged, distributed, modified or otherwise directly affected in the First Demerger or Second Demerger, the First Demerger and Second Demerger should not be a taxable event with respect to such holders of Ferrari common shares.

Tax Consequences of the Merger

The Merger is intended to qualify as a "reorganization" under Section 368(a) of the Code. Accordingly, a U.S. holder of Ferrari common shares generally should have the following tax consequences upon the exchange of Ferrari common shares for FE New common shares pursuant to the Merger:

- such U.S. holder should recognize no gain or loss upon the exchange;

- such U.S. holder's aggregate basis in its common shares of FE New should be equal to the U.S. holder's aggregate tax basis in its common shares of Ferrari;

- such U.S. holder's holding period in its FE New common shares should include such U.S. holder's holding period in its Ferrari common shares in exchange for which such U.S. holder received such common shares of FE New.

U.S. holders that acquired blocks of Ferrari common shares at different times or at different prices should consult their own tax advisors regarding the allocation of their aggregate adjusted tax basis among, and the determination of their holding period in, the common shares of FE New received in the exchange.

Tax Consequences of Owning FE New Stock

It is expected that the U.S. federal income tax consequences of owning FE New common shares or special voting shares generally would be the same as the U.S. federal income tax consequences of owning Ferrari common shares or special voting shares described above.